UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 19341

(Amendment No. 1)

Appiphany Technologies Holdings Corp.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

003783 A 104
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003783 A 104	13G/A	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Securities LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 10,450
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 10,450
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,450
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1%
12.	TYPE OF REPORTING PERSON** BD

** See instructions before filling out.

CUSIP No. 003783 A 104	13G/A	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CALC III LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 10,450
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 10,450
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,450
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1%
12.	TYPE OF REPORTING PERSON** PN; HC

** See instructions before filling out.

CUSIP No. 003783 A 104	13G/A	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Securities GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 10,450
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 10,450
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,450
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1%
12.	TYPE OF REPORTING PERSON** OO; HC

** See instructions before filling out.

CUSIP No. 003783 A 104	13G/A	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth Griffin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 10,450
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 10,450
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,450
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1%
12.	TYPE OF REPORTING PERSON** IN; HC

** See instructions before filling out.

CUSIP No. 003783 A 104	13G/A	Page 6 of 11 Pages

Item 1(a).	Name of Issuer.

Appiphany Technologies Holdings Corp. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 358 South 300 East, Salt Lake City, UT 84111.

Item 2(a).	Name of Person Filing.

This statement is filed on behalf of the following persons with respect to shares of common stock of the Company (the “Shares”):

(i)	Citadel Securities LLC, a Delaware limited liability company (“Citadel Securities”), as a broker dealer and market maker;

(ii)	CALC III LP, a Delaware limited partnership (“CALC3”), as a non-member manager;

(iii)	Citadel Securities GP LLC, a Delaware limited liability company (“CSGP”), as general partner of CALC3; and

(iv)	Kenneth Griffin, an individual and President and Chief Executive Officer of, and who owns a controlling interest in, CSGP.

The foregoing persons are hereinafter are referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

Item 2(c).	Citizenship.

Citadel Securities is a limited liability company organized under the laws of the State of Delaware. CALC3 is a limited partnership organized under the laws of the State of Delaware. CSGP is a limited liability company organized under the laws of the State of Delaware. Mr. Griffin is a U.S. citizen.

Item 2(d).	Title of Class of Securities.

Class A common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number.

003783 A 104

CUSIP No. 003783 A 104	13G/A	Page 7 of 11 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

CUSIP No. 003783 A 104	13G/A	Page 8 of 11 Pages

Item 4.	Ownership.

The percentages used herein are calculated based upon 31,080,437 shares issued and outstanding as of March 23, 2018 as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on March 26, 2018. As of the close of business on December 31, 2018, the Reporting Persons beneficially owned shares of the Company’s common stock in the amounts and percentages listed below:

A.	Citadel Securities LLC

(a)	Amount beneficially owned: 10,450

(b)	Percent of class: Less than 0.1%

(c)	(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 10,450

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 10,450

B.	CALC III LP

(a)	Amount beneficially owned: 10,450

(b)	Percent of class: Less than 0.1%

(c)	(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 10,450

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 10,450

C.	Citadel Securities GP LLC

(a)	Amount beneficially owned: 10,450

(b)	Percent of class: Less than 0.1%

(c)	(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 10,450

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 10,450

CUSIP No. 003783 A 104	13G/A	Page 9 of 11 Pages

D.	Kenneth Griffin

(a)	Amount beneficially owned: 10,450

(b)	Percent of class: Less than 0.1%

(c)	(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 10,450

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 10,450

Each Reporting Person disclaims beneficial ownership of any of the securities covered by this statement, except to the extent of any pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the Shares which represents more than five percent of the number of outstanding shares of the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 003783 A 104	13G/A	Page 10 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

CITADEL Securities LLC

/s/ Guy M. Miller
Guy Miller, Authorized Signatory

CALC III LP

/s/ Guy M. Miller
Guy Miller, Authorized Signatory

CITADEL Securities GP LLC

/s/ Guy M. Miller
Guy Miller, Authorized Signatory

Kenneth Griffin

/s/ Guy M. Miller
Guy Miller, Attorney-in-Fact

CUSIP No. 003783 A 104	13G/A	Page 11 of 11 Pages

Exhibit Index

Exhibit Number	Exhibit Description

24.1	Power of Attorney (incorporated by reference to Power of Attorney filed as an attachment to Schedule 13G/A filed on February 14, 2018 by CALC III LP with respect to securities of Paragon Shipping Inc. (File No. 005-57007))